Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Fourth Quarter Earnings of $.17 per Share and
Record Order Intake
—Highlights—
•	Q4 record orders of $379 million, up 17% from prior year

•	Q4 earnings of $.17 per share, FY earnings of $.62 per share

•	Q4 cash flow from operations strong at $25 million

•	Banker hired to evaluate strategic alternatives for E-ONE
Oak Brook, Ill., February 27, 2008 — Federal Signal Corporation (NYSE: FSS), a leader in advancing security and well-being, reported net income from continuing operations of $7.9 million, or $.17 per share, for the fourth quarter of 2007 on revenue of $351 million. For the same period of 2006, the Company earned $13.1 million from continuing operations, or $.27 per share, on revenue of $339 million. The year-over-year reduction in net income from continuing operations was largely due to operating losses incurred in the Fire Rescue segment, where the Company’s E-ONE operation was impacted by low production rates and unfavorable fixed cost absorption due to reduced order intake in the first half of 2007.
For the full year, the Company reported earnings per share from continuing operations of $.62 per share on net sales of $1.27 billion. In 2006, earnings per share from continuing operations totaled $.72 per share on net sales of $1.21 billion.
Jim Goodwin, interim president and chief executive officer, stated, “We are very excited about the strong order intake during the fourth quarter, where we experienced double-digit order growth in all our core businesses. The backlog is at record levels. The 2008 production slots for our Bronto aerial devices and Vactor sewer cleaners are sold out and we are focusing on expanding these operations.
“Under Peter Guile’s leadership, the E-ONE dealer organization has been expanded and energized, and after several difficult quarters, we are again building backlog. Domestic orders rose 5% in the fourth quarter at E-ONE, while our largest competitors have reported soft markets and significant reductions in their backlogs. While we are encouraged by this recent momentum, we are less confident the business will achieve acceptable performance within our timeframe. Consequently, we have hired a banker to evaluate strategic alternatives for E-ONE. We are currently in discussion with prospective buyers, as we work to determine the best of these strategic alternatives.
“As we enter 2008, we are watching the economy carefully, particularly our municipal customers. We take comfort from having successfully grown our non-US sales to nearly 40% of our business, and in knowing that our backlog is at a record level. Nevertheless, we are paring expenses and pulling back on some initiatives in order to weather a possible economic downturn. I am confident that the diversity of our businesses and these cost containment actions will position us well for earnings growth in 2008.”

The Company recorded fourth quarter net income including discontinued operations of $8.6 million, compared to $15.3 million in the prior year period.
Cash flow from operations totaled $25.0 million in the fourth quarter, bringing full year cash flow from operations to $65.4 million, more than double the $29.7 million generated during 2006. The increase was mainly due to improved working capital performance, particularly lower DSO, which averaged 35 days in the second half of 2007, down from 43 days in the same period of 2006.
GROUP RESULTS
Safety and Security Systems
Fourth Quarter:
•	Orders rose 21% from the prior year period to $88 million. The increase reflected broad-based organic growth plus the impact of the PIPS Technologies acquisition in August.

•	Net sales rose 19% to $98 million, with notable increases in global sales of light bars and sirens, sales into energy markets and growth from acquisitions.

•	Operating income of $13.1 million was up 4% from the prior year. The benefit of higher sales was largely offset by increased investment in new product development and higher implementation costs associated with two large airport parking systems projects.
Full Year:
•	Orders increased 20% over 2006 to $368 million with double digit increases across most markets. US orders rose 17% due to strength in light bars and sirens for both police and fire customers. During 2007, the Company introduced a next generation and more reliable LED lightbar technology which drove significantly higher orders. Non-US orders increased 25% over the prior year on strength in mobile systems and energy product lines and the addition of PIPS Technologies.

•	Net sales increased 21% compared to 2006 with broad-based improvement across the business, particularly for mobile systems and energy-related markets. The third-quarter acquisition of PIPS Technologies added 3% to sales for the year.

•	Operating income increased 20% to $49.6 million from the comparable period. The operating margin was unchanged at 13.5% as higher income from increased sales, higher pricing and favorable foreign currency impacts were offset by higher new product development and marketing expenses. Results were also adversely impacted by the higher implementation costs associated with large airport parking systems, as discussed above.
Fire Rescue
Fourth Quarter:
•	Orders rose 20% from the prior year period to $124 million. US orders rose 4% and were up sequentially due to increased dealer representation for E-ONE. Non-US sales benefited from stronger demand for industrial aerial lifts and a shift towards taller, more complex Bronto aerial devices.

•	Net sales were 10% below the prior year period due to lower production at E-ONE where orders have been weak during the past several quarters.

•	The weaker volumes led to operating losses at the E-ONE facility, as production volumes were insufficient to absorb all fixed costs, and the business incurred $0.9 million of severance costs associated with headcount reductions. Partially offsetting the lower performance at E-One was strong Bronto performance.
Full Year:
•	Orders in 2007 were up 9% over the prior year on continued strong demand and a richer mix of Bronto articulated aerial devices. Orders for E-ONE products declined in the first 9 months of the year due to disruptions in the North American dealer channel and changes in leadership.

•	Net sales in the year declined 14% from the prior year due to the impact of the lower E-ONE orders, which more than offset the growth in international sales of Bronto aerial units.

•	The full-year operating loss of $11.0 million is related to the lower sales volume and fixed cost absorption at E-ONE. The increased production of Bronto aerial devices and favorable currency effects only partly offset the loss at E-ONE.
Environmental Solutions
Fourth Quarter:
•	Orders rose 14% from the prior year quarter due to strong demand for sewer cleaners from US municipalities and vacuum trucks from industrial customers and rental houses.

•	Net sales totaled $112 million, up 9% from 2006 due to strong domestic shipments of sweepers, sewer cleaners and industrial vacuums, and an increase in the volume of company-supplied chassis.

•	Operating income of $9.4 million was slightly below 2006 despite higher sales. The impact of the increased volume was more than offset by increased chassis costs, temporarily higher material costs associated with a new product launch and increased operating expenses.
Full Year:
•	Orders of $458 million were 5% ahead of the prior year due to strong demand for industrial vacuum trucks and the impact of increased volume of company-supplied chassis. Non-US orders rose 5% driven by increased exports to the Middle East.

•	Net sales grew 13% over 2006 on higher unit volumes of primarily vacuum trucks and overall higher pricing, as well as the impact of company-supplied chassis.

•	Operating income improved modestly over the comparable period. However, the operating margin declined as the benefits of higher pricing and unit sales were more than offset by increased chassis costs as well as temporarily higher material costs associated with a new product launch.
Tool
Fourth Quarter:
•	Net sales were unchanged at $30 million due to weaker domestic demand in the face of the automotive and housing industry downturns. This weakness was offset by successful efforts to increase the US customer base, strong demand in Japan and favorable currency translation.

•	Operating income declined to $2.0 million, negatively impacted by lower US sales and pricing pressures in the competitive environment.
Full Year:
•	Net sales declined 3% from the comparable period in 2006, with weaker die and mold sales impacted by the weak domestic automotive and housing markets.

•	Operating margins decreased from the prior year principally as a result of the lower volume.
OTHER
•	Fourth quarter corporate expenses totaled $4.8 million, an improvement of $2.7 million from 2006 due primarily to lower bonus expense and partly to lower net costs associated with the Company’s ongoing firefighter hearing loss litigation.

•	In the fourth quarter other expense of $2.7 million primarily reflects the Company’s share of losses at its China-based joint venture which began producing environmental vehicles in 2006.

•	The effective tax rate reflected a benefit bringing the full year rate to 13%, down from 19% in the prior year. The reduction reflects the successful completion of certain foreign tax strategies and a higher research tax credit, partially offset by increased tax reserves.
CONFERENCE CALL
Federal Signal will host its fourth quarter conference call on Wednesday, February 27, 2007 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, E-ONE fire apparatus, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. In addition, the company operates consumable industrial tooling businesses. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. http://www.federalsignal.com
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: David Janek, +1.630.954.2000, djanek@federalsignal.com
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Fourth Quarter and Full Year 2007 and 2006 (Unaudited)
(in millions except per share data)

	QTR	QTR	YTD	YTD
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2007	2006	2007	2006
Quarter December 31:

Net Sales	$351.4	$339.1	$1,268.1	$1,211.6
Cost of sales	(274.2)	(259.3)	(971.2)	(927.2)
Operating expenses	(60.2)	(58.1)	(232.8)	(214.5)

Operating income	17.0	21.7	64.1	69.9
Interest expense	(7.9)	(7.0)	(25.9)	(25.0)
Other expense	(2.7)	(1.0)	(4.2)	(2.2)

Income before income taxes	6.4	13.7	34.0	42.7
Income tax (expense) benefit	1.5	(0.6)	(4.2)	(8.3)

Income from continuing operations	7.9	13.1	29.8	34.4
Income (loss) from discontinued operations and disposal, net of tax	0.7	2.2	25.1	(11.7)

Net income	$8.6	$15.3	$54.9	$22.7

Gross margin on revenues	22.0%	23.5%	23.4%	23.5%
Operating margin on revenues	4.8%	6.4%	5.1%	5.8%
Effective Tax Rate	(23.4%)	4.4%	12.5%	19.4%
Diluted earnings per share:
Income from continuing operations	$0.17	$0.27	$0.62	$0.72
Income (loss) from discontinued operations and disposal, net of tax	0.01	0.05	0.53	(0.25)

Diluted earnings per share	$0.18	$0.32	$1.15	$0.47

Average common shares outstanding	47.8	48.0	47.9	48.0

	QTR	QTR	YTD	YTD
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2007	2006	2007	2006
Group results:

Safety and Security Systems Group:
Orders	$88.0	$72.7	$367.5	$305.5
Net Sales	98.2	82.7	367.2	304.5
Operating Income	13.1	12.6	49.6	41.2
Operating Margin	13.3%	15.3%	13.5%	13.5%
Backlog			$61.2	$58.8

Fire Rescue Group:
Orders	$124.0	$103.6	$397.5	$365.0
Net Sales	111.5	124.0	330.8	384.8
Operating Income (Loss)	(2.7)	4.2	(11.0)	6.8
Operating Margin	(2.4%)	3.5%	(3.3%)	1.8%
Backlog			$275.9	$211.3

Environmental Solutions Group:
Orders	$136.7	$119.4	$458.2	$437.2
Net Sales	111.6	102.1	450.8	399.4
Operating Income	9.4	9.7	40.2	37.1
Operating Margin	8.5%	9.5%	8.9%	9.3%
Backlog			$136.9	$128.5

Tool Group:
Orders	$30.1	$29.3	$119.3	$122.4
Net Sales	30.1	29.9	119.3	122.9
Operating Income	2.0	2.8	6.6	8.2
Operating Margin	6.6%	9.3%	5.5%	6.7%
Backlog			$5.0	$4.7

Corporate operating expenses	$(4.8)	$(7.5)	$(21.3)	$(23.4)

Total Operating Income	$17.0	$21.8	$64.1	$69.9

	December 31	December 31
($ in millions)	2007	2006
ASSETS
Manufacturing activities:
Current assets
Cash and cash equivalents	$16.0	$19.3
Accounts receivable, net of allowances for doubtful accounts of $5.0 million and $3.0 million, respectively	176.1	192.1
Inventories	205.5	174.2
Other current assets	49.1	33.2

Total current assets	446.7	418.8
Properties and equipment, net	97.6	85.7
Other assets
Goodwill	406.7	310.6
Intangible assets, net	66.0	8.2
Deferred charges and other assets	8.8	9.4

Total manufacturing assets	1,025.8	832.7
Assets of discontinued operations	4.5	57.8
Financial services activities — Lease financing and other receivables, net of allowances for doubtful accounts of $3.6 million and $4.0 million, respectively	146.8	158.9

Total assets	$1,177.1	$1,049.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Manufacturing activities:
Current liabilities
Short-term borrowings	$2.6	$30.3
Current portion of long-term borrowings	45.4	34.4
Accounts payable	82.7	90.0
Accrued Liabilities
Compensation and withholding taxes	33.7	35.9
Customer deposits	34.8	23.0
Other	59.8	48.9

Total current liabilities	259.0	262.5
Long-term borrowings	240.7	160.3
Long-term pension and other liabilities	32.3	39.3
Deferred income taxes	45.5	20.7

Total manufacturing liabilities	577.5	482.8
Liabilities of discontinued operations	16.9	31.2
Financial services activities — Borrowings	137.4	149.0

Total liabilities	731.8	663.0
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.4 million and 49.1 million shares issued, respectively	49.4	49.1
Capital in excess of par value	103.2	99.8
Retained earnings	333.8	290.7
Treasury stock, 1.5 million shares, at cost	(30.1)	(30.1)
Accumulated Other Comprehensive (loss) income
Foreign currency translation, net	15.9	4.2
Net derivative loss, cash flow hedges, net	(2.0)	—
Unrecognized pension and postretirement losses, net	(24.9)	(27.3)

Total	(11.0)	(23.1)

Total shareholders’ equity	445.3	386.4

Total liabilities and shareholders’ equity	$1,177.1	$1,049.4

Supplemental data:
Manufacturing debt	$288.7	$225.0
Debt-to-capitalization ratio:
Manufacturing	40%	37%
Financial services	94%	94%
Net Debt/Cap Ratio	39%	35%
Net Debt/Cap Ratio = manufacturing debt-to-capitalization ratio, net of cash

	For the Years Ended
	December 31,
	2007	2006	2005
	($ in millions)
Operating activities
Net income (loss)	$54.9	$22.7	$(4.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Gain)/loss on discontinued operations and disposal	(25.1)	11.7	48.5
Non-cash restructuring charges	—	—	0.3
Gain on sale of product line	—	—	(6.7)
Loss on joint venture	0.8	1.9	—
Gain on sale of properties and equipment	—	(1.4)	(2.3)
Depreciation and amortization	21.2	17.9	18.2
Stock option and award compensation expense	3.5	5.8	2.1
Provision for doubtful accounts	1.4	(1.4)	(2.3)
Deferred income taxes	18.3	(2.7)	(39.7)
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies
Accounts receivable	27.9	(21.2)	15.1
Inventories	(25.3)	(15.8)	4.3
Other current assets	0.5	(1.3)	(3.4)
Lease financing and other receivables	12.1	10.4	27.2
Accounts payable	(10.7)	14.3	4.6
Customer deposits	10.6	(10.8)	9.2
Accrued liabilities	(1.0)	(2.1)	(0.1)
Income taxes	(15.1)	2.3	0.5
Pension contributions	(6.7)	(11.3)	(7.7)
Other	(1.8)	6.0	6.7

Net cash provided by continuing operating activities	65.5	25.0	69.9
Net cash (used for) provided by discontinued operating activities	(0.1)	4.7	0.7

Net cash provided by operating activities	65.4	29.7	70.6

Investing activities
Purchases of properties and equipment	(23.5)	(18.2)	(16.6)
Proceeds from sales of properties and equipment	0.7	2.5	10.1
Proceeds from sale of product line	—	—	11.9
Investment in joint venture	—	(2.0)	(0.7)
Payments for acquisitions, net of cash acquired	(147.5)	—	—
Other, net	(1.7)	(0.9)	(1.2)

Net cash (used for) provided by investing activities	(172.0)	(18.6)	3.5
Net cash provided by (used for) discontinued investing activities	65.4	(0.7)	(4.2)

Net cash used for investing activities	(106.6)	(19.3)	(0.7)

Financing activities
(Reduction) increase in short-term borrowings, net	(28.3)	23.7	53.8
Proceeds from issuance of long-term borrowings	230.1	23.6	104.2
Repayment of long-term borrowings	(153.9)	(107.8)	(133.1)
Purchases of treasury stock	—	(12.1)	(5.0)
Cash dividends paid to shareholders	(11.5)	(11.5)	(13.5)
Other, net	0.4	1.1	0.7

Net cash provided by (used for) continuing financing activities	36.8	(83.0)	7.1
Net cash used for discontinued financing activities	—	—	—

Net cash provided by (used for) financing activities	36.8	(83.0)	7.1

Effects of foreign exchange rate changes on cash	1.1	—	—
(Decrease) increase in cash and cash equivalents	(3.3)	(72.6)	77.0
Cash and cash equivalents at beginning of year	19.3	91.9	14.9

Cash and cash equivalents at end of year	$16.0	$19.3	$91.9